Alliance & Leicester

Alliance & Leicester plc
Customer Services Centre
Narborough Leicester LE19 0AL
Telephone 0116 201 1000 Fax 0116 200 4040
DX 11000 Leicester 14
www.alliance-leicester.co.uk

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

2 February 2007

07021133

Dear Sir or Madam

SUPPL

File No. 82-4964
Alliance & Leicester plc, Rule 12g3-2(b) Exemption

Please find enclosed certain information furnished on behalf of Alliance & Leicester plc, Rule 12g3-2(b) File No. 82-4964, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2 under the Securities Exchange Act of 1934, as amended (the **Exchange Act**) for the period 1 January to 31 January 2007.

Such information is being furnished with the understanding that it will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and neither this letter nor the furnishing of such information shall constitute an admission for any purpose that Alliance & Leicester plc is subject to the Exchange Act.

Yours sincerely,

PP Sandra Odell
Deputy Secretary

PROCESSED
FEB 2 0 2007
THOMSON FINANCIAL

Tel : *0116 200 4352*
Fax : *0116 200 4390*
Email : *sandra.odell@alliance-leicester.co.uk*

ENCLS

1990006 (4/05)

Alliance Leicester

Alliance & Leicester plc
Customer Services Centre
Narborough Leicester LE19 0AL
Telephone 0116 201 1000 Fax 0116 200 4040
DX 11000 Leicester 14
www.alliance-leicester.co.uk

Alliance & Leicester plc

Rule 12g3-2(b) File No. 82-4964
List of Enclosed Information

December 2006/January 2007

Information made public pursuant to the laws of England and Wales

G88(2) Return of Allotment of Shares x 3 – various dates

Information filed with the UKLA or the LSE and made public thereby

Voting Rights and Capital
Basel II Waiver Application Approval
Notification of Transactions of Directors - 8 December 2006
Notification of Major Interests in Shares (Aviva plc) - 17 January 2007
Notification of Major Interests in Shares (Prudential plc) - 26 January 2007

Information distributed to the Company's security holders

NIL

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3263713

Company name in full Alliance and Leicester PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From	To
Day Month Year	28 12 2006	28 12 2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3841	5012	
Nominal value of each share	50p	50p	
Amount (if any) paid or due on each share *(including any share premium)*	£8.795	£6.70	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	28	12	2006	28	12	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3841	5012	
Nominal value of each share	50p	50p	
Amount (if any) paid or due on each share *(including any share premium)*	£8.795	£6.70	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES Address UK Postcode	Class of shares allotted Ordinary 50p	Number allotted 8,853
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 2

Signed [signature] Date 2.1.07

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,

CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme	Unapproved Company Share Option Scheme
Batch NO	65
Schedule of Allotments	
Date of Exercise:	28/12/2006

Forename	Surname	Address							Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Christopher	Richardson	41 Lynton Drive	Hillside	Southport	Merseyside	PR8 4QG		0	1764	1,764	0	0
Frank Patrick	Lambe	19 Redwood Avenue	Lydiate	Merseyside	L31 2PE		0	0	2000	2,000	0	0
Frank Patrick	Lambe	19 Redwood Avenue	Lydiate	Merseyside	L31 2PE		0	0	5012	5,012	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
									8776	**8,776**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme
Batch NO 65

Schedule of Allotments
Date of Exercise: 28/12/2006

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Christopher	Richardson	41 Lynton Drive	Hillside	Southport	Merseyside	PR8 4QG	77	77	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
							77	**77**	**0**	**0**

File No. 82-4904

coform

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	05	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	8,891	421	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	1171p	632	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

N/A

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): CAPITA IRG	Ordinary	8891
Address: 34 Beckenham Road Beckenham Kent		
UK postcode: BR3 4TU		
	Class of shares allotted	Number allotted
Name(s): Alan Young	Ordinary	421
Address: 1 Knight Street Grimsby NE Lincs		
UK postcode: DN32 8EW		
	Class of shares allotted	Number allotted
Name(s):		
Address:		
UK postcode:		
	Class of shares allotted	Number allotted
Name(s):		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________ Date 05 Jan 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

ccform File No. 82-4964 **88(2)**

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	05	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,110	2,290	1,022
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	689	668	705

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted: N/A

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): SEE ATTACHED SCHEDULES	Class of shares allotted: Ordinary	Number allotted: 6422
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________ Date 05 Jan 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

689

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 09 January 2007

Alliance Leicester

Early Exercise 2003 Scheme

Name			Address					Total Options Exercised
MR	RAYMOND	KING	26 SOMERVILLE GROVE	WATERLOO	LIVERPOOL	L22 2AR		268
MR	ANTHONY	MAHONEY	41 CHESTER AVENUE	CRANHAM	UPMINSTER	ESSEX	RM14 3JH	1,342
MR	ADRIAN	WHALLEY	THE WHITE COTTAGE	MAIN STREET	BOTCHESTON	LEICESTERSHIRE	LE9 9FF	1,500
							Total	**3,110**

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 09 January 2007

Alliance Leicester

Early Exercise 2004 Scheme

Name			Address					Total Options Exercised
MRS	LYNDA	BROWN	8 GARDNER AVENUE	BOOTLE	LIVERPOOL	MERSEYSIDE	L20 6EQ	408
MISS	MARGARET	HODGKINSON	44 MARSHALLS CLOSE	LYDIATE	MERSEYSIDE	L31 2JT		117
MR	RAYMOND	KING	26 SOMERVILLE GROVE	WATERLOO	LIVERPOOL	L22 2AR		196
MRS	LINDA	LAW	5 DALE CLOSE	GREEN PARK	MAGHULL	MERSEYSIDE	L31 8EB	204
MR	MARTIN	NEARY	64 LEYFIELD ROAD	WEST DERBY	LIVERPOOL	L12 9HA		204
MRS	ANNE	OCONNOR	7 WASHINGTON DRIVE	LITTLEDALE	SHEVINGTON PARK	KIRKBY	L33 4HF	102
MR	JAMIE	SHEILS	115 GARDNER AVENUE	BOOTLE	L20 6EF			1059
							Total	**2290**

17

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 09 January 2007

Alliance Leicester

Early Exercise 2005 Scheme

Name			**Address**					**Total Options Exercised**
MISS	MARGARET	HODGKINSON	44 MARSHALLS CLOSE	LYDIATE	MERSEYSIDE	L31 2JT		60
MR	RAYMOND	KING	26 SOMERVILLE GROVE	WATERLOO	LIVERPOOL	L22 2AR		100
MR	MARTIN	NEARY	64 LEYFIELD ROAD	WEST DERBY	LIVERPOOL	L12 9HA		431
MRS	ANNE	OCONNOR	7 WASHINGTON DRIVE	LITTLEDALE	SHEVINGTON PARK	KIRKBY	L33 4HF	431
							Total	**1022**

Alliance & Leicester plc ('the Company')
Voting Rights and Capital

In compliance with the Transparency Directive, Alliance & Leicester would like to notify the market of the following share capital and voting information:

The Company's issued share capital as at 19 January 2007 consists of:

437,965,431 Ordinary Shares of 50p each with voting rights, and

300,000,000 Preference Shares of £1 each with no equity voting rights.

The Company holds no treasury shares.

The total number of shares attracting voting rights in Alliance & Leicester plc is therefore **437,965,431.** This figure may be used by shareholders to determine the percentage of issued share capital they hold in the Company and if they are required to notify their interest in, or a change to their interest in, Alliance & Leicester plc under the FSA's Disclosure and Transparency Rules.

Alliance & Leicester Basel II Waiver Application Approved

The Financial Services Authority (FSA) has today published on its web site that, with effect from 1 January 2007, it has unconditionally approved Alliance & Leicester's Basel II waiver application. Therefore Alliance & Leicester is now operating under the Basel II regime. Full details of the approval can be seen at www.FSA.gov.uk .

We are currently finalising our capital plans, in discussion with the FSA, and we will update the market on these plans in our 2006 Preliminary Results announcement on 21 February 2007. As previously indicated, Alliance & Leicester expects its regulatory capital requirement to reduce under Basel II compared with Basel I.

Contacts

Mark Jones	Head of Investor Relations	Tel: 0116 200 4492
Mark Browne	Head of Financial Relations & Reporting	Tel: 0116 200 2123
Stuart Dawkins	Director of Corporate Communications	Tel: 0116 200 3088

Further information on Alliance & Leicester can be found at www.alliance-leicester-group.co.uk

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
R L Banks	Yes	Yes	10	11.71
D J Bennett	Yes	Yes	10	11.71
C S Rhodes	Yes	Yes	10	11.71
S G Baum	Yes		10	11.71
I D Buchanan	Yes		10	11.71
S G Dawkins	Yes		10	11.71
B P Glover	Yes		10	11.71
I J Hares	Yes		10	11.71
R J Hopwood	Yes		10	11.71
A P Lee	Yes		10	11.71
S Leonard	Yes		10	11.71
T S Lloyd	Yes		10	11.71
S Murphy	Yes		10	11.71
L Permutt	Yes		10	11.71
G Pilkington	Yes		10	11.71
G Wilkinson	Yes		10	11.71

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

N/A

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of persons named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Capita IRG Trustees Limited

7. State the nature of the transaction

Allocation of Partnership Shares under the Alliance & Leicester Share Incentive Plan

8. Number of Shares, debentures or financial instruments relating to shares acquired

160

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

Nil

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Nil

12. Price per share or value of transaction

£11.71

11. Date and place of transaction

5 January 2006 – New shares allotted to participants in the United Kingdom

14. Date issuer informed of transaction

5 January 2006

15. Any additional information

None

16. Name of contact and telephone number for queries

Richard Hawker – 0116 200 3855

Name and signature of duly authorised officer of issuer responsible for making notification

Sandra Odell
Deputy Secretary

Date of notification

8 December 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Alliance & Leicester plc

2. Name of shareholders having a major interest

Aviva plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Morley Fund Management Ltd:

BNY Norwich Union Nominees Ltd	3,805,065*
Chase GA Group Nominees Ltd	5,910,460*
Chase Nominees Ltd	520,945*
CUIM Nominees Ltd	2,579,676*
Vidacos Nominees Ltd	91,288*

*Denotes beneficial interest

5. Number of shares / amount of stock acquired

n/a

6. Percentage of issued class

n/a

7. Number of shares / amount of stock disposed

323,103

8. Percentage of issued class

0.07%

9. Class of security

Ordinary Shares 50p each

10. Date of transaction

10 January 2006

11. Date Company informed

16 January 2006

12. Total holding following this notification

12,907,434 – beneficial interest only

13. Total percentage holding of issued class following this notification

2.95%

14. Any additional information

Figures are based on shares in issue of 437,940,744

15. Name of contact and telephone number for queries

Richard Hawker – 0116 200 3855

16. Name and signature of authorised company official responsible for making this notification

Simon Lloyd
Group Secretary

Date of notification

17 January 2007

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Alliance & Leicester plc

2. Name of shareholders having a major interest

Aviva plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Morley Fund Management Ltd:

BNY Norwich Union Nominees Ltd	3,805,065*
Chase GA Group Nominees Ltd	5,910,460*
Chase Nominees Ltd	520,945*
CUIM Nominees Ltd	2,579,676*
Vidacos Nominees Ltd	91,288*

*Denotes beneficial interest

5. Number of shares / amount of stock acquired

n/a

6. Percentage of issued class

n/a

7. Number of shares / amount of stock disposed

323,103

8. Percentage of issued class

0.07%

9. Class of security

Ordinary Shares 50p each

10. Date of transaction

10 January 2006

11. Date Company informed

16 January 2006

12. Total holding following this notification

12,907,434 – beneficial interest only

13. Total percentage holding of issued class following this notification

2.95%

14. Any additional information

Figures are based on shares in issue of 437,940,744

15. Name of contact and telephone number for queries

Richard Hawker – 0116 200 3855

16. Name and signature of authorised company official responsible for making this notification

Simon Lloyd
Group Secretary

Date of notification

17 January 2007

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Alliance & Leicester plc

2. Name of shareholders having a major interest

Prudential plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Esmee Fairbairn Foundation	179,000
M&G Income Inv Co Ltd	195,000
Magim HSBC GIS Nom (UK) Sali	46,483
Nortrust Nominee Ltd A/C MHA01	550,000
Nortrust Nominee Ltd A/C MHE01	300,000
Nortrust Nominee Ltd A/C MHF01	95,462
Nortrust Nominee Ltd A/C MKD01	1,250,000
Nortrust Noms Ltd	217,613
Nortrust Noms Ltd A/C CRI01	3,000,000
Nortrust Noms Ltd A/C MVA01	125,000
Nortrust Noms Ltd A/C MVB01	200,000
Nortrust Noms Ltd A/C PUC01	119,250
Nortrust Noms Ltd A/C PUE01	2,355
Nortrust Noms Ltd A/C PUF01	67,164
Nortrust Noms Ltd A/C PUI01	10,195

Nortrust Noms Ltd A/C PUR01	826,936
Nortrust Noms Ltd A/C PUS01	28,100
PRUCLT HSBC GIS Nom (UK) PAC AC	17,763,905
PRUCLT HSBC GIS Nom (UK) PHL AC	338,837
PRUCLT HSBC GIS Nom (UK) PPL AC	693,308
PRUCLT HSBC GIS Nom (UK) EQBF AC	21,820
PRUCLT HSBC GIS Nom (UK) HYBF AC	60,000
PRUCLT HSBC GIS Nom (UK) MNBF AC	32,069
PRUCLT HSBC GIS Nom (UK) PENE AC	131,880
Recovery Inv Company Limited	175,452

5. Number of shares / amount of stock acquired

Not disclosed

6. Percentage of issued class

n/a

7. Number of shares / amount of stock disposed

Not disclosed

8. Percentage of issued class

n/a

9. Class of security

Ordinary Shares 50p each

10. Date of transaction

19 January 2007

11. Date Company informed

23 January 2007

12. Total holding following this notification

26,429,829

13. Total percentage holding of issued class following this notification

6.03%

14. Any additional information

Figures are based on shares in issue of 437,965,431

15. Name of contact and telephone number for queries

Richard Hawker – 0116 200 3855

16. Name and signature of authorised company official responsible for making this notification

Simon Lloyd
Group Secretary

Date of notification

26 January 2007

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Alliance & Leicester plc

2. Name of shareholders having a major interest

The Prudential Assurance Company Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Magim HSBC GIS Nom (UK) Sali	46,483
PRUCLT HSBC GIS Nom (UK) PAC AC	17,763,905
PRUCLT HSBC GIS Nom (UK) PPL AC	693,308

5. Number of shares / amount of stock acquired

Not disclosed

6. Percentage of issued class

n/a

7. Number of shares / amount of stock disposed

Not disclosed

8. Percentage of issued class

n/a

9. Class of security

Ordinary Shares 50p each

10. Date of transaction

19 January 2007

11. Date Company informed

23 January 2007

12. Total holding following this notification

18,503,696

13. Total percentage holding of issued class following this notification

4.22%

14. Any additional information

Figures are based on shares in issue of 437,965,431

15. Name of contact and telephone number for queries

Richard Hawker – 0116 200 3855

16. Name and signature of authorised company official responsible for making this notification

Simon Lloyd
Group Secretary

Date of notification

26 January 2007

END